Exhibit 99.2

NEWS

Sequans Communications S.A. Announces Pricing of Underwritten Public Offering of

American Depositary Shares

Paris, France – November 21, 2013 – Sequans Communications S.A. (NYSE: SQNS) today announced the pricing of an underwritten public offering of American Depositary Shares (ADSs), representing 12,500,000 ordinary shares, at a price of $1.80 per ADS. The company has also granted to the underwriters a 30-day option to acquire an additional 1,875,000 ADSs to cover overallotments, if any, in connection with the offering. After the underwriting discount and estimated offering expenses payable by the company, the company expects to receive net proceeds of approximately $20.4 million, assuming no exercise of the overallotment option. The offering is expected to close on November 26, 2013, subject to customary closing conditions.

Needham & Company is acting as the sole book-running manager of the offering. Craig-Hallum Capital Group is acting as co-manager of the offering.

Sequans intends to use the net proceeds from the offering for general corporate purposes.

The ADSs described above are being offered by Sequans pursuant to a shelf registration statement on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). The securities may be offered only by means of a prospectus. A preliminary prospectus supplement relating to the offering was filed with the SEC on November 20, 2013 and a final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may also be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, (800) 903-3268. Before you invest, you should read the final prospectus supplement and the accompanying base prospectus and other documents Sequans has filed or will file with the SEC for more complete information about Sequans and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are operating in 4G networks of leading mobile operators around the world. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; and www.twitter.com/sequans.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the expected closing of the public offering and the intended use of proceeds from the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the satisfaction of the conditions to closing of the offering, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Disclaimer

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the shares and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.